Exhibit 3.90

AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT
OF
BADGER POWER ASSOCIATES, L.P.

THIS AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT (“Agreement”) is made and entered into as of this 31st day of January, 2001, by and among Beardsley Power Corporation, a Minnesota corporation (“Beardsley”), and Badger Power Generation I Inc., a Delaware corporation (“Badger I”), as General Partners, and Badger Power Generation II Inc., a Delaware corporation (“Badger II”), and EIF Badger Power LLC, a Delaware limited liability company (“EIF”), as Limited Partners.

WITNESSETH:

A.                                   Badger Power Associates, L.P., a Delaware limited partnership (the “Partnership”) was formed by Beardsley, Badger I, and Badger II and is governed by that certain Limited Partnership Agreement of the Partnership dated as of September 10, 1990, as amended by (i) Amendment Number 1 to Limited Partnership Agreement of the Partnership dated as of October 26, 1990 and (ii) Amendment Number 2 to Limited Partnership Agreement of the Partnership dated as of March 25, 1992 (the “Partnership Agreement”).

B.                                     Badger II and EIF have entered into that certain Agreement to Transfer Limited Partner Interest (the “Transfer Agreement”), pursuant to which Badger II has agreed to sell and transfer all of its right, title, and interest in a two percentage limited partner interest in the Partnership (the “Transferred Interest”) and EIF has agreed to purchase all of Badger II’s right title and interest in the Transferred Interest (the “Transfer”).

C.                                     The General Partners consent to the Transfer and the admission of EIF as a substitute Limited Partner and the General Partners and the Limited Partners desire to amend and restate the Partnership Agreement to incorporate certain changes in light of the Transfer. The provisions of the Partnership Agreement are hereby amended, restated and superseded for all periods beginning on or after the date hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereby agree as follows:

I.

Formation of Partnership

The parties hereby confirm the formation of Badger Power Associates, L.P. under the provisions of the Delaware Revised Uniform Limited Partnership Act and whose business is to be conducted to comply with, and the rights and liabilities of the Partners shall be as provided in, such Act, except as herein otherwise expressly provided. The parties agree that they shall promptly record in the office of the Secretary of State of the State of Delaware an appropriate certificate of limited partnership with respect hereto and such additional or supplemental certificates of limited partnership as may be required.

1.1                                 Name. The business of the Partnership shall be conducted under the firm name and style of Badger Power Associates, L.P.

1.2                                 Principal Place of Business. The principal place of business of the Partnership shall be at 1100 Walnut, Suite 3300, Kansas City, MO 64106, or such other place as the Managing General Partner may from time to time determine, on notice to the Partners.

1.3                                 Names and Addresses: Designation of Partners. The names and addresses of the Partners and their designation as General Partners and Limited Partners are:

(a)	General Partners:	Beardsley Power Corporation 5632 Royal Circle Paradise Valley, AZ 85253 Attn: Ingolf Hermann

Badger Power Generation I Inc. 1100 Walnut Street, Suite 3300 Kansas City, MO 64106 Attn: S. Thomas Wertz

(b)	Limited Partners:	Badger Power Generation II Inc. 1100 Walnut Street, Suite 3300 Kansas City, MO 64106 Attn: S. Thomas Wertz

EIF Badger Power LLC c/o Project Finance Fund III, L.P. Three Charles River Place 63 Kendrick Street Needham, Massachusetts 02494 Attn: General Counsel

1.4                                 Term. The Partnership shall continue until December 31, 2027, unless dissolved, liquidated and wound up prior thereto under the provisions of Article XI hereof.

II.

Definitions

As used in this Agreement, the following terms shall have the following meanings:

2.1                                       “Affiliate” means (i) any person who directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with a specified person,

(ii) any person who is an officer, partner or trustee of, or serves in a similar capacity with respect to, a specified person or of which a specified person is an officer, partner or trustee, or with respect to which a specified person serves in a similar capacity, (iii) any person who, directly or indirectly, is the beneficial owner of 10 percent or more of any class of equity securities of, or otherwise has a substantial beneficial interest in, a specified person or of which a specified person is directly or indirectly the owner of 10 percent or more of any class of equity securities or in which a specified person has a substantial beneficial interest, and (iv) any relative or spouse of a specified person. “Person” means any individual, partnership, corporation, trust or other entity. Affiliate of the Partnership or of a General Partner does not include a person who is a partner in a partnership with the Partnership or any affiliate thereof, provided that such person is not otherwise an Affiliate of the Partnership or a General Partner.

2.2                                 “Badger Creek Partnership Agreement” means the partnership agreement governing Badger Creek.

2.3                                 “Badger Creek” means Badger Creek Limited, a Texas limited partnership formed to design, finance, construct, own and operate a gas fired cogeneration facility in Kern County, California.

2.4                                 “Capital Accounts” See Section 4.3 hereof.

2.5                                 “Capital Contribution” of a General Partner or Limited Partner means the aggregate of all cash contributions made pursuant to Sections 4.1, 5.5 and 11.2 by such Partner.

2.6                                 “Code” means the Internal Revenue Code of 1986, as amended, and corresponding provisions of future law.

2.7                                 “Credit Agreement” means the Credit Agreement as defined in the Badger Creek Partnership Agreement.

2.8                                 “Founding Limited Partner” means Badger II.

2.9                                 “General Partners” means the General Partners and any substitute General Partner or Partners for one or more thereof.

2.10                           “Limited Partner” means (i) Badger II and EIF, (ii) each person who is admitted to the Partnership as a substitute or additional Limited Partner pursuant to Article IX and Section 4.8, and (iii) each transferee of any part of a Limited Partner’s Interest in the Partnership (provided, however, that any such transferee shall not be considered a “Limited Partner” for purposes of voting on or approving any matter unless such transferee is admitted as a substitute Limited Partner as provided in Article IX).

2.11                           “Managing General Partner” means Badger I.

2.12                           “Net Cash Flow” for any year means the gross cash proceeds received by the Partnership during such year from Badger Creek and other sources including, without limitation, gross cash proceeds received from operations, insurance and condemnation proceeds, and the sale or refinancing of Badger Creek, or the Partnership, assets (excluding the sale or other disposition of all or substantially all of the assets of Badger Creek or the Partnership) less the portion thereof used to pay or establish reserves for all Partnership expenses, working capital, debt payments, capital improvements, repairs, replacements, and contingencies, all as reasonably determined by the Managing General Partner. “Net Cash Flow” shall not be reduced by depreciation, amortization, cost recovery reductions, or similar allowances, but shall be increased by any reduction of reserves previously established (other than a reduction effected to make payment of any Partnership expense).

2.13                           “Partners” means the General Partners and the Limited Partners.

2.14                           “Partnership” means Badger Power Associates, L.P.

2.15                           “Partnership Agreement” has the meaning set forth in Recital A hereto.

2.16                           “Partnership Interest” or “Interest” means the percentage interest of a Partner in the Partnership and the appurtenant rights, powers and privileges with respect thereto, and shall be in the proportions set forth in Exhibit 1 hereto.

2.17                           “Construction Loan Repayment Date” shall have the meaning provided in the Credit Agreement.

2.18                           “Project” means the Facility as defined in the Badger Creek Partnership Agreement.

III.

Purpose and Character of the Business

The purpose of the Partnership shall be to acquire and hold a general partnership interest in Badger Creek and to participate in the management and administration of the Project and otherwise as set forth in the Badger Creek Partnership Agreement.

IV.

Capital

The Partners hereby agree to make the following contributions to the capital of the Partnership:

4.1                                 Capital Contributions of the General Partners. The General Partners shall contribute, ratably according to their Interests, one-and-one-tenth percent (1.01%) of the aggregate amount of capital contributed to the Partnership by the Limited Partners, which contributions shall be made contemporaneously with the corresponding capital contributions of the Limited Partners. Throughout the term of the Partnership, the General Partners shall maintain in the aggregate a positive Capital Account balance equal to at least one percent (1%) of the total positive Capital Account balances.

4.2                                 Capital Contribution of the Founding Limited Partner. At the call of the General Partners, the Founding Limited Partner shall make capital contributions equal to ninety-nine percent (99%) of the obligation of the Partnership to make the Capital Contribution under Section 6.3 of the Badger Creek Partnership Agreement. The Founding Limited Partner hereby grants to the Partnership a first lien security interest in the Founding Limited Partner’s Interest to secure payment of the Capital Contribution. In the event of default on the payment of such sum, in addition to the rights and remedies provided elsewhere herein, the Partnership shall have all the rights and remedies of a secured party under the Uniform Commercial Code as in effect in the State of Kansas with respect to the above-mentioned collateral. The General Partners shall have the right to file with any proper governmental authority a financing statement or other document necessary to evidence such security interest.

4.3                                 Voluntary Additional Capital Contributions. Except as otherwise expressly provided in this Section 4.3, no Partner shall be required or permitted to make any further capital contributions to the Partnership. The Managing General Partner shall be entitled to make a call for voluntary additional capital contributions upon its determination that additional funds are required in order for the Partnership to meet its obligations under Section 6.5(b) of the Badger Creek Partnership Agreement. Upon the determination to make such call, the Managing General Partner shall notify the Partners in writing (“Call Notice for Voluntary Contributions”) that a call for voluntary additional capital contributions is being made and the total amount of such call. The Partners may thereafter make additional cash capital contributions (“Voluntary Additional Capital Contributions”) in proportion to their Interests (“Proportionate Voluntary Additional Capital Contribution”). Each Partner shall notify (“Notice of Voluntary Additional Capital Contribution”) the Partnership and the other Partners within ten (10) days following the date of the Call Notice for Voluntary Contributions if they wish to make a Voluntary Additional Capital Contribution, and must make such Voluntary Additional Capital Contribution within ten (10) days following the date of the Notice of Voluntary Additional Capital Contribution. If a Partner fails to give Notice of Voluntary Additional Capital Contribution within the requisite time period, or if the Partner gives such notice but wishes to make a Voluntary Additional Capital Contribution in an amount which is less than such Partner’s Proportionate Voluntary Additional Capital Contribution, each of the other Partners may make an additional pro rata capital contribution to make up for the shortfall. If the Partners make Voluntary Additional Capital Contributions, the Interests of the Partners shall be adjusted on and after the date such contributions are made by causing the Interests of each Partner to equal the ratio (expressed as a percentage) that such Partner’s aggregate capital contributions to the Partnership on or prior to such date bears to the aggregate capital contributions to the Partnership of all Partners on or prior to such date, taking into account the Voluntary Additional Capital Contribution. For purposes of calculating this adjustment the aggregate capital contribution of each of the Partners as of the date of the admission of EIF as a Limited Partner shall be deemed to be as follows:

EIF	US$	200,000

Badger I	US$	50,000

Badger II	US$	9,700,000

Beardsley	US$	50,000

Total	US$	10,000,000

4.4                                 Capital Accounts. A separate Capital Account shall be maintained for each Partner in accordance with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder (or corresponding provisions of future law). Without limiting the generality of the foregoing, the Capital Account of each Partner shall be increased by (i) the amount of any contribution such Partner makes to the capital of the Partnership pursuant to this Article IV or Section 11.2(b); (ii) the amount of any debt of the Partnership assumed by such Partner; (iii) the fair market value of any property contributed by such Partner to the Partnership, net of liabilities attached to such property which the Partnership assumes or to which the property is subject; (iv) the amount, if any, by which such Partner’s basis in its Partnership Interest is increased on account of Partnership tax credits; and (v) the share of Partnership income and gains (including income and gains exempt from tax) allocated to such Partner under the provisions of Article V; and shall be decreased by (vi) any distribution made by the Partnership to such Partner, pursuant to the provisions of Section 5.10 or 11.2; (vii) the amount of any debt of such Partner assumed by the Partnership; (viii) the fair market value of any property distributed to such Partner by the Partnership, net of liabilities attached to such property which such Partner assumes or to which such property is subject; (ix) the amount, if any, by which such Partner’s basis in its Partnership Interest is reduced on account of Partnership tax credits; and (x) the share of Partnership losses and deductions (including any expenditures of the Partnership described in Section 705(a)(2)(B) or treated as such expenditures pursuant to Treasury Regulation § 1.704-(b)(2)(iv)(i)) allocated to such Partner under the provisions of Article V.

Pursuant to the requirements of Treasury Regulation § 1.704-1(b)(iv)(b), each Partner shall have only one Capital Account, regardless of the number of Interests such Partner holds. Provided, however, that solely for purposes of determining allocations under Article V or a General Partner’s obligation under Section 11.2(b), a Partner’s Capital Account in respect of a General Partnership Interest shall be computed separately from its Capital Account in respect of a Limited Partnership Interest.

Upon the occurrence of a contribution to or distribution from the Partnership or as otherwise permitted, the Managing General Partner may, in its sole discretion, increase or decrease the Capital Accounts of the Partners to reflect a revaluation of Partnership property on the Partnership’s books, and, in that event, allocations of Partnership income, gain, loss and deduction (and items thereof) shall, for all purposes of this Section 4.4, be determined in the manner provided in Section 704(b) or Section 704(c) of the Code, as the case may be, and the Treasury Regulations thereunder. The Managing General Partner may also, in its sole discretion and consistent with Section 704(b) of the Code and the Treasury Regulations thereunder, make all other elections relating to the adjustments of Partners’ Capital Accounts.

This Section 4.4 and the other provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with Section 704(b) of the Code and the Treasury Regulations thereunder (or corresponding provisions of future law) and the economic sharing of profits and losses of the Partnership contemplated hereunder by the

Partners. In the event the Managing General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases thereto, are computed in order to comply with Section 704(b) and the Treasury Regulations thereunder, the Managing General Partner may make such modifications, provided that they are not likely to have a material effect on the amounts distributable to any Partner pursuant to Section 11.2 hereof upon liquidation of the Partnership.

4.5                                 No Right to Return of Contributions. No Limited Partner shall have any right to the withdrawal or the return of its contributions to the capital of the Partnership as reflected in its Capital Account from time to time, except distributions upon the dissolution and liquidation of the Partnership pursuant to Article XI.

4.6                                 No Interest on Capital. No interest shall be paid by the Partnership on the contributions to the capital of the Partnership by the Partners, as reflected in their Capital Accounts from time to time.

4.7                                 Loans to Partnership. A Partner may lend money to the Partnership from time to time, if authorized by the General Partners, in excess of its contributions to the capital of the Partnership and any such loan shall not be treated as a contribution to the capital of the Partnership for any purpose or entitle such Partner to any increase in its share of the income, gains, losses, deductions, credits, and distributions of the Partnership. The Partnership shall be obligated to such Partner for the amount of any such loan, with interest thereon at such rate as may have been agreed upon by such Partner and the General Partners.

4.8                                 Additional Limited Partners. Additional Limited Partners may be admitted to the Partnership only upon terms and conditions as may be unanimously agreed upon by the General Partners and the Limited Partners.

4.9                                 Sale of Additional Partnership Interests. The Partnership may not sell additional Interests without the prior written consent of all of the then Limited Partners.

4.10                           Transferee Succeeds to Transferor’s Capital Account; Section 754 Adjustments. If any Partner transfers all or a part of its Interest in the Partnership, the transferee Partner shall succeed to the Capital Account of the transferor Partner to the extent of the Interest transferred in accordance with Treasury Regulation § 1.704-1(b)(2)(iv)(1). In the event of an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code, the Capital Accounts of the Partners shall be adjusted as required by Treasury Regulations § 704-1(b)(2)(iv)(m).

V.

Allocations and Distributions

The Partners agree that the income, gains, losses, deductions, and credits of the Partnership shall be allocated, and distributions of the Partnership shall be made, as follows:

5.1                                 Allocation of Income, Gains, Losses, Deductions and Credits. After giving effect to the special allocations set forth in Section 5.6, all income, gains, losses (other than gains or losses realized upon the sale, exchange or other disposition of all or substantially all of the Facility or all or substantially all of the assets of the Partnership), deductions and credits of the Partnership for each fiscal year shall be allocated among the Partners ratably according to their Interests.

5.2                                       Allocation of Gain on Liquidating Sale of Assets. After giving effect to the special allocations set forth in Section 5.6, gain realized upon the sale, exchange or other disposition of the Project or of all or substantially all of the assets of the Partnership shall be allocated to the Partners (ratably according to the negative balances in their respective Capital Accounts) in an amount equal to the aggregate negative balances in such Capital Accounts (provided, however, that in no event shall the General Partners be allocated less than one percent (1%) of any such gain) and thereafter ratably in accordance with their Interests.

5.3                                       Allocation of Loss on Sale of Assets. After giving effect to the special allocations in Section 5.6, loss realized on the sale, exchange or other disposition of the Project or of all or substantially all of the assets of the Partnership shall be allocated as follows:

(i)                                     To the Partners, ratably according to the credit balances in their respective Capital Accounts, in an amount equal to the aggregate credit balances in such Capital Accounts; and

(ii)                                  Thereafter, the remainder to the General Partners, ratably according to their Interests.

5.4                                 General Partners’ Interest. Notwithstanding anything to the contrary in the Agreement the General Partners (exclusive of any Interest held by a General Partner as a Limited Partner) shall in the aggregate have at a minimum a one percent (1%) interest in all income, gains, losses, deductions and credits of the Partnership whether from normal operations or upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership.

5.5                                 Minimum Gain Chargeback. “Partnership Minimum Gain” within the meaning of Treasury Regulation § 1.704-1T(b)(4)(iv)(a)(2) is an amount of gain that would be realized by the Partnership on the disposition of Partnership property subject to non-recourse indebtedness equal to the amount by which such non-recourse indebtedness exceeds the adjusted tax basis (or book value, if the property has been properly entered on the books of the Partnership at a value different from its then adjusted tax basis) of such property. Notwithstanding anything to the contrary in this Agreement, if for any Partnership fiscal year, there is a net decrease in Partnership Minimum Gain, each Partner shall be allocated items of Partnership income and gain in accordance with Treasury Regulation § 1.704-1T(b)(4)(iv)(e) (a “Minimum Gain Chargeback”) for such year (and, if necessary, for subsequent years) in proportion to, and to the extent of, an amount equal to the greater of: (i) the portion of such Partner’s share of the net decrease of Partnership Minimum Gain during such year that is allocable to the disposition of Partnership property subject to one or more non-recourse liabilities of the Partnership, or (ii) the deficit balance in such Partner’s Capital Account at the end of such year as adjusted in accordance with Treasury Regulation § 1.704-1T(b)(4)(iv)(e)(2)(ii). This Section 5.5(b) is intended to comply with Treasury Regulation § 1.704-1T(b)(4)(iv)(e) and shall be interpreted consistently therewith.

5.6                                 Proration of Allocations. All income, gains, losses, deductions and credits for a fiscal year allocable with respect to any Partner whose Partnership Interest may have been transferred, forfeited, reduced or changed during such year shall be allocated based upon the varying Interests of the Partners throughout the year. The precise manner in which such allocations shall be made shall be determined by the Managing General Partner and shall be a manner of allocation permitted to be used for federal income tax purposes.

5.7                                 Liquidation of Partnership Interest. If the Partnership Interest of any Partner is liquidated, either in whole or in part, at any time other than as set forth in Article XI, the liquidating distribution shall be made according to the balance in such Partner’s Capital Account, in accordance with the regulations under Section 704 of the Code, taking into account all allocations that would have been made to Partners pursuant to this Article V if all the assets of the Partnership had been sold for their fair market value immediately prior to such liquidating distribution and taking into account the provisions of Section 11.2(b) hereof.

5.8                                 Tax Allocations. In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its fair market value as of the date of contribution.

In the event any Partnership asset is adjusted as a result of a revaluation pursuant to Section 4.4 hereof, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its fair market value as of the date of such revaluation in the same manner as under Section 704(c) of the Internal Revenue Code and the Treasury Regulations thereunder. Any election or other decision relating to such allocations shall be made by the Managing General Partner in any manner that reasonably reflects the purpose and intention of this Agreement.

Allocations pursuant to this Section 5.8 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Partner’s Capital Account or share of income, gain, loss, expense, deduction, credit or other item or distribution pursuant to any provision of this Agreement.

5.9                                 Recapture Gain. If taxable gain from a sale, exchange or disposition subject to Section 5.2 includes income treated as ordinary income for income tax purposes because it is attributable to the recapture of depreciation (“Recapture Gain”), the Recapture Gain shall be allocated to the Partners as nearly as possible in proportion to their depreciation allocations which were the source of the Recapture Gain. This subparagraph shall affect the character of an allocation to a Partner but not the total amount of the allocation to be made to such Partners as specified in this Article V.

5.10                           Distributions to Partners. Except as set forth in Section 5.5 hereof, within a reasonable time after the close of each fiscal year of the Partnership (or more frequently, if the

General Partners so elect), the General Partners shall distribute to the Partners the Net Cash Flow for such year ratably according to their Interests.

5.11                           Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is to be taken in account in maintaining Capital Accounts pursuant to Section 4.10 and Treasury Regulation § 1.704-1(b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain if the adjustment increases the basis of the asset or as an item of loss if the adjustment decreases such basis. Such gain or loss shall be specially allocated to the Partners in a manner consistent with the Capital Account or adjustments required pursuant to such Treasury Regulations.

5.12                           Disallowed Deductions. In the event that any fees, interest or other amounts paid or payable to any General Partner or any of its Affiliates pursuant to this Agreement are deducted by the Partnership in reliance on Section 707(a) or 707(c) of the Code, and such fees, interest or other amounts are disallowed as deductions to the Partnership and are recharacterized as Partnership distributions, then there shall be allocated to such General Partner, prior to the allocations pursuant to Sections 5.1, 5.2 and 5.3, an amount of Partnership gross income for the year in which such fees, interest or other amounts are treated as Partnership distributions equal to such fees, interest or other amounts treated as distributions.

VI.

Rights, Powers and Duties of General Partners

The Partners agree that the General Partners shall have the following rights, powers and duties in connection with the conduct of the business of the Partnership:

6.1                                 Management and Control of the Partnership and Voting. The General Partners shall have the sole and exclusive control of all aspects of the conduct, operation and management of the business of the Partnership. The General Partners shall manage the affairs of the Partnership in a prudent and businesslike fashion and shall use their best efforts to carry out the purposes and the business of the Partnership. The General Partners shall devote such time as they deem necessary to the management of the business of the Partnership.

6.2                                 Powers of General Partners. The General Partners shall have all necessary power to carry out the purposes and business of the Partnership and shall possess all the powers of a partner in a partnership without limited partners, except as otherwise provided by law or expressly provided in this Agreement. Without limiting the foregoing, the General Partners shall have all specific powers required or appropriate to the management of the business of the Partnership, including the following:

(a)                                  To acquire, hold and dispose of any personal or real property, interests therein, or appurtenances thereto, including the purchase, lease, development, rehabilitation, improvement, maintenance, exchange, trade or sale of such property, at such price, rental or amount, for cash, securities or other property, and upon such terms as the General Partners, in their sole discretion, deem to be in the best interest of the Partnership;

(b)                                 To acquire and enter into any contract of insurance which the General Partners deem necessary and proper for the protection of the Partnership or for any purpose beneficial to the Partnership;

(c)                                  To retain or employ from time to time, at the Partnership’s expense, persons, firms or corporations (whether or not Affiliates) for the operation and management of the business of the Partnership, and accountants and attorneys, all on such terms and for such compensation as the General Partners shall determine;

(d)                                 To enter into joint venture, partnership or other agreements with third parties in furtherance of the purposes of the Partnership; and

(e)                                  To execute and deliver on behalf of the Partnership, leases, contracts or agreements of any nature and any or all other instruments necessary or desirable to effectuate the foregoing powers.

6.3                               Authority of the Managing General Partner.

(a)                                      Day-to-day responsibility for operation and maintenance of Badger Creek shall be provided by Power Operating Company (“POC”) pursuant to an Operation and Maintenance Agreement (the “O&M Agreement”) between POC and Badger Creek. The Managing General Partner did not participate in the selection of, nor is it affiliated with, POC. General administrative support for Badger Creek, including day-to-day responsibility for the administration of the O&M Agreement and administration of Badger Creek, shall be provided by CoGen Admin Services, Inc. (“CASI”), pursuant to an Administrative Services Agreement between CASI and Badger Creek. The Managing General Partner did not participate in the selection of, nor is it affiliated with, CASI. Notwithstanding the authority granted to CASI to act for Badger Creek and bind the Partnership, CASI has no authority to act for or bind the Partnership with respect to actions to be taken pursuant to Section 6.6 or 6.7 or Article X, XIII, XIV, XV, or XVI of the Amended and Restated Agreement of Limited Partnership of Badger Creek Limited, which actions must be consented to by all General Partners.

(b)                                 The Managing General Partner shall oversee the operation of the business of the Partnership, and may exercise the authority of the General Partners as to the business of the Partnership, provided that all General Partners must be informed of and provide their consent prior to any such exercise of authority by the Managing General Partner.

(c)                                  The Managing General Partner is a position established solely for administrative convenience, and nothing contained in this Section 6.3 shall serve to restrict the powers granted to any General Partner as set forth in Section 6.1 or to grant any additional powers to the Managing General Partner.

(d)                                 The Managing General Partner shall devote such time as it deems necessary to the management of the business of the partnership.

6.4                               Reimbursements to General Partners. The Partnership shall not reimburse the General Partners and their respective Affiliates for advances and out of pocket third party disbursements for Partnership purposes in connection with the formation, development and operation of the Partnership.

6.5                               Indemnification and Liability of General Partners. The Partnership shall indemnify each General Partner against any claim or liability incurred by such General Partner in connection with the business of the Partnership, provided such General Partner acted in good faith and was not grossly negligent or guilty of willful misconduct. Any amount paid to indemnify such General Partner, however, shall be paid out of Partnership assets only, and the Limited Partner shall not be liable for such amounts to be paid to any General Partner. Neither the Partnership nor the Limited Partner shall have any claim against any General Partner based upon or arising out of any act or omission of such General Partner, provided that such General Partner acted in good faith and was not grossly negligent or guilty of willful misconduct; provided, however, that this provision shall not prohibit (i) claims the Partnership or the Limited Partner may have against any General Partner based upon such General Partner’s breach of any contractual obligation contained in any other contract between such General Partner and the Partnership or the Limited Partner, or (ii) claims the Limited Partner may have against any General Partner which arise out of the sale of Interests to the Limited Partner and which state a claim for violation of Section 10(b) of the Securities Exchange Act of 1934, as amended, or any similar state law.

6.6                               Compensation to Partners. Partners shall receive fees and compensation from the Partnership as follows:

(a)                                 Each General Partner will be reimbursed in the amount of any advances made to the Partnership, including interest on any such advances (which interest may not exceed the amount set forth in Section 4.6).

(b)                                 The Partnership shall pay to the General Partners, each fiscal year, a management and administration fee equal to the fee received by the Partnership pursuant to Section 8.2 of the Badger Creek Partnership Agreement reduced by the amounts paid by the Partnership under the Administrative Agreement (as defined in the Badger Creek Partnership Agreement). Seventy-five percent (75%) of such fee shall be paid to the Managing General Partner and twenty-five percent (25%) of such fee shall be paid to Beardsley. Such fee shall be treated as a Partnership expense made pursuant to a transaction described in Section 707(a) of the Code.

VII.

Provisions Applicable to the Limited Partners

The following provisions shall apply to the Limited Partners, and each of the Limited Partners hereby agrees thereto.

7.1                               Liability. Except as otherwise provided by the Partnership law of the State of Delaware, the Limited Partners shall be liable with respect to the Partnership only to the extent of the amount of the contributions to capital made or agreed to be made by such Limited Partners.

7.2                               No Participation in Control or Management. No Limited Partner shall take any part in or participate in the conduct of, or have any control over, the business of the Partnership, and no Limited Partner shall have any right or authority to act for or to bind the Partnership.

7.3                               No Withdrawal or Dissolution. The death, incapacity or bankruptcy of a Limited Partner, shall not dissolve or terminate the Partnership. No Limited Partner shall at any time have the right to have the Partnership dissolved or to withdraw, or have its contribution withdrawn, from the Partnership except as provided in this Agreement.

7.4                               Consent. To the fullest extent permitted by law, the Limited Partners hereby consent to the exercise by the General Partners of all of the rights and powers conferred on the General Partners by this Agreement.

7.5                               Acknowledgment. Each Limited Partner acknowledges that it has made an investigation of the pertinent facts relating to the compensation and other payments to the General Partners (and any Affiliates) to the extent it deems necessary in order to be fully informed with respect thereto.

7.6                               Power of Attorney. Each Limited Partner irrevocably constitutes and appoints Badger I as its true and lawful attorney, in its name, place and stead to make, swear to, execute, acknowledge and file:

(a)                                 Any and all certificates of limited partnership of the Partnership and any amendments thereto which may be required, including amendments required for the addition or substitution of a Limited Partner, and for the continuation of the business of the Partnership by a substitute General Partner or Partners;

(b)                                 Any certificate or other instrument and any amendments thereto which may be required to be filed by the Partnership in order to accomplish the business and purposes of the Partnership, including any business certificate, or assumed name certificate;

(c)                                  Any cancellation of any such certificate and any and all other documents and instruments which may be required upon the dissolution and liquidation of the Partnership;

(d)                                 New certificates of limited partnership and any and all documents and instruments which may be required to effectuate a continuation of the business of the Partnership as provided in this Agreement; and

(e)                                  Such other certificates or instruments as may be required by law or appropriate to the conduct of the Partnership business and the exercise by the General Partners of their authority under this Agreement, including, without limitation, deeds of conveyance of the interest of the Partnership in real property.

It is expressly intended and agreed that the foregoing power of attorney is coupled with an interest and the granting of such power of attorney shall not affect in any way a Limited Partner’s rights to approve or disapprove proposed amendments to this Agreement as provided in Section 12.2 hereof.

In the event a Limited Partner transfers its Interest in the Partnership, as provided in Article IX hereof, the foregoing power of attorney shall survive the delivery of the instruments effecting such transfer for the purpose of enabling Badger I to sign, swear to, execute, acknowledge and file any and all amendments to the certificate of limited partnership and other instruments and documents necessary to effectuate the substitution of the transferee as a Limited Partner.

VIII.

Books of Account; Reports and Fiscal Matters

8.1                               Books of Account. The General Partners shall maintain accurate books of account on behalf of the Partnership and each and every Partnership transaction shall be entered therein in accordance with generally accepted accounting principles. The books of account shall be kept at the principal place of business of the Partnership, and all Partners and duly authorized representatives shall at all reasonable times have access to and the right to inspect and copy the same.

8.2                               Accounting. The books of account shall be kept on the accrual method of accounting.

8.3                               Fiscal Year. The fiscal year of the Partnership shall end on December 31 of each year.

8.4                               Annual Statements. The General Partners shall have financial statements prepared on an annual basis, and copies of the financial statements prepared on an annual basis, and copies of the financial statements shall be furnished to each Partner within one hundred twenty (120) days after the end of each fiscal year of the Partnership. The financial statements shall be deemed to be conclusive and binding between the Partners (except for manifest errors discovered upon the preparation of the subsequent year’s financial statements), unless a Partner gives written notice to the Partnership of its objection to the financial statements within fifteen (15) days after such Partner has been furnished a copy thereof.

8.5                               Tax Returns. Each Partner shall be furnished, for its review and approval, an IRS Schedule K-1 for income tax purposes showing the Partners’ distributive share of items of income, gain, loss, deduction and credit within one hundred fifty (150) days after the end of each fiscal year of the Partnership. Within fifteen (15) days of its receipt of such document, each Partner shall notify the Managing General Partner of its approval or disapproval thereof. If, within such 15 day period, the Managing General Partner does not receive from a Partner notice that such Partner disapproves such document, such Partner shall be deemed to have approved such document. The Managing General Partner shall serve as the “tax matters partner” pursuant to Section 6231 of the Code.

8.6                               Bank Accounts. The Managing General Partner shall select a depository or depositories for the funds of the Partnership, and all funds of every kind and nature received by the Partnership shall be deposited in such account or accounts. The Managing General Partner shall from time to time designate the persons authorized to withdraw funds from such accounts.

8.7                               Partnership Funds. The funds of the Partnership shall be deposited in such bank account or accounts, or invested in such interest bearing or non-interest bearing investments, as shall be designated by the Managing General Partner. The Managing General Partner shall use its best efforts to invest available Partnership funds in interest bearing investments to maximize the return thereon, consistent with the temporary availability of the funds for investment. Such funds shall not be commingled with funds of any General Partner or any other entity and shall not be used for the purpose of providing any compensating balances for any General Partner or any Affiliate. All withdrawals from any such account shall be made by the duly authorized agent or agents of the Managing General Partner.

8.8                               Tax Elections. In the event of a transfer or a repurchase by the Partnership or distribution of property by the Partnership in exchange for all or part of the Interest of any Partner, the Partnership may elect, pursuant to Section 754 of the Code (or any successor provision), to adjust the basis of the assets of the Partnership. Except as otherwise provided herein, all tax elections must be agreed to by the Limited Partner.

IX.

Assignment of Limited Partner’s Interest

The Interest of any Limited Partner may not be transferred (whether by assignment, pledge, mortgage, sale or otherwise), and no Limited Partner shall have the right to substitute a transferee in its place, except as provided in this Article IX.

9.1                               Assignment.

(a)                                 No Limited Partner may transfer all or any part of its Interest without the prior written consent of General Partners representing one hundred percent (100%) of the General Partnership Interests, which consent may be granted or withheld in the sole discretion of each of the General Partners.

(b)                                 Any Limited Partner desiring to transfer all or a part of its Interest in the Partnership pursuant to this Section 9.1 shall notify the General Partners of such desire. Such notice shall include (i) an opinion of counsel (whose fees and expenses shall be borne by such Limited Partner), satisfactory in form and substance to the General Partners, to the effect that either (1) the transfer constitutes an exempt transaction, and does not require registration under applicable securities laws, or (2) the Interest to be transferred is duly and properly registered under all applicable securities laws; (ii) evidence satisfactory to the General Partners that the transferee is eligible to become a substitute Limited Partner pursuant to this Article IX and of the transferee’s agreement to comply with and be bound by the terms of this Agreement and to execute any and all documents that the General Partners may deem necessary in connection with the substitution; (iii) evidence satisfactory to the General Partners that the transfer will not impair the ability of Partnership to be taxed as a partnership for federal income tax purposes or to take advantage of accelerated depreciation under the Internal Revenue Code; (iv) representations in form and substance satisfactory to the General Partners that the transferee is acquiring the Interest for its own account for investment and not with a view to the distribution thereof; and (v)

a written agreement signed by the transferee that the Interest being acquired will in no event be resold unless properly registered under all applicable securities laws or exempt therefrom.

(c)                                  No transferee of all or part of the Interest of any Limited Partner shall have the right to become a substitute Limited Partner unless (i) its transferor has stated such intention in the instrument of transfer and (ii) General Partners representing one hundred percent (100%) of the General Partnership Interests have consented to the admission of such transferee as a substitute Limited Partner, which consent may be granted or withheld in the sole discretion of each of the General Partners.

(d)                                 All transfers of Interests in the Partnership occurring during any month shall be deemed effected on the first day of the month next following the month in which the transfer occurs. The appropriate Partnership records shall be noted to prevent the sale or assignment of Interests otherwise than in accordance with this Article IX.

9.2                               Documents and Expenses. As a condition to admission as a Limited Partner, a transferee of all or part of the Interest of any Limited Partner shall execute and acknowledge such instruments, in form and substance satisfactory to the General Partners, as the General Partners shall deem necessary or advisable to effect such admission and to confirm the agreement of the person being admitted as such Limited Partner to be bound by all the terms and provisions of this Agreement. Such assignee, legatee or distributee shall pay all reasonable expenses in connection with such admission as a Limited Partner, including, but not limited to, legal fees and costs of the preparation, filing and publishing of any amendment to this Certificate of Limited Partnership, if necessary or desirable in connection therewith.

9.3                               Acquit Partnership. In the absence of written notice to the Partnership of any transfer of a Partnership Interest, any payment by the Partnership to the transferring Partner or its executors, administrators or representatives shall acquit the Partnership of liability, to the extent of such payment, to any other person who may have an interest in such payment by reason of a transfer by the Partner or by reason of such Partner’s death or otherwise.

9.4                               Restriction on Transfer. Notwithstanding the foregoing provisions of this Article IX, no transfer of a Partnership Interest may be made if the Interest sought to be transferred, when added to the total of all other Partnership Interests transferred within the period of twelve (12) consecutive months prior thereto, would result in the termination of the Partnership under Section 708 of the Code or any successor section) or if such transfer would effect the status of the Project as a “qualifying facility” within the meaning of the Public Utilities Regulatory Policies Act of 1978 and the regulations promulgated thereunder.

X.

Resignation or Removal of a General Partner

10.1                        Resignation of General Partners. Except as provided in Section 10.2, no General Partner shall have the right to resign and withdraw from the Partnership or transfer, assign, hypothecate, grant, convey, mortgage or otherwise dispose of or encumber its Interest in the Partnership, or enter into any agreement as a result of which any other person shall become interested in the Partnership as a general partner, without the prior written consent of a majority of the Limited Partners (which consent the Limited Partners may, in their sole discretion, refuse to grant). Any attempted or purported assignment, transfer, hypothecation or other disposition by any General Partner of all or any part of its Interest in the Partnership without such prior consent shall be void and of no effect. If the General Partner purports to resign or withdraw from the Partnership in violation of the foregoing provision, it shall remain liable for the debts, obligations and liabilities of the Partnership to the same extent as if it had not retired or withdrawn and, in addition, shall be liable to the Partnership and the Limited Partners for any damages sustained by reason of such purported resignation or withdrawal. A General Partner may, without first obtaining the consent of any Limited Partner, assign, transfer or otherwise dispose of all or any part of its Interest in Partnership income, gains, losses, deductions and/or credits.

10.2                        Removal of General Partners.

(a)                                 Any General Partner may be removed by a majority of the Limited Partners for fraud, gross negligence or criminal actions having a material adverse effect on the Partnership.

(b)                                 The notice of removal served upon a General Partner shall set forth the date upon which the removal is to become effective, which date shall be not less than forty-five (45) days after the notice of removal is served upon the General Partner.

(c)                                  In the event that a General Partner is to be removed, immediately after service of the notice of its removal, the General Partners shall cause an accounting to be prepared at the expense of the Partnership, covering the transactions of the Partnership since the end of the preceding fiscal year, and thereafter the General Partners shall not sell or dispose of any Partnership assets unless such sale or disposition was the subject of a contract entered into by and binding upon the Partnership prior to the time the notice of removal was served.

10.3                        Additional or Successor General Partner. Any additional or successor General Partner or General Partners may be admitted to the Partnership with the consent of a majority of the Limited Partners, which consent shall operate as an amendment to this Agreement and shall set forth appropriate provisions, if there will then be more than one successor General Partner, to establish the rights, duties and powers of each General Partner.

10.4                        Payment for Replaced General Partner’s Interest. In the event that a substitute General Partner is admitted after the wrongful withdrawal of a former General Partner in violation of Section 10.1, or after the removal of a former General Partner pursuant to Section 10.2, such substitute General Partner, immediately upon its admission as a General Partner, shall purchase from the former General Partner, and the former General Partner shall be required to sell, all of its Interest in the Partnership. The purchase price shall be such amount as is agreed upon between the General Partner and the substitute General Partner, and if no such agreement is reached within ninety (90) days of the admission of the substitute General Partner, such amount shall be the fair market value as determined by an independent appraiser selected by the interested parties, or if they cannot mutually agree to such appraiser, as appointed by the President of the American Institute of Appraisers.

10.5                        Alternative to Special Meetings. As an alternative to voting at special meetings of the Partnership pursuant to this Article, a majority of the Limited Partners may consent to and approve by written action any matter; provided, however, that written notice is given to all Partners at least fifteen (15) days before solicitation of signatures is begun and provided that failure of a majority of the Limited Partners to respond either affirmatively or negatively within sixty (60) days of the proposed solicitation shall be construed as consent.

10.6                        Failure to Admit Substitute General Partner. In the event no General Partner is so serving and a substitute General Partner has not been appointed and admitted within a reasonable time, the Partnership shall promptly be dissolved, terminated and liquidated.

XI.

Dissolution and Liquidation

11.1                        Events Causing Dissolution. The Partnership shall be dissolved only upon the occurrence of any of the following events:

(a)                                 The expiration of the term set forth in Section 1.4;

(b)                                 The death, insolvency, bankruptcy (including assignment for benefit of creditors), legal incapacity or removal of a General Partner, if a substitute General Partner has not been timely admitted, with the result that no General Partner is then acting;

(c)                                  The final decree of a court that such dissolution is required under applicable law; or

(d)                                 The sale, exchange or other disposition of the Project or of all or substantially all of the assets of the Partnership.

11.2                        Liquidation, Winding Up, and Distribution on Liquidation.

(a)                                 If dissolution of the Partnership is caused by any reason set forth in Section 11.1, the business of the Partnership shall be wound up, the General Partners (or other person or persons designated by an order of court) shall take full account of the Partnership assets and liabilities, and all assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof. If any assets are not sold, gain or loss shall be allocated to the Partners in accordance with Article V as if such assets had been sold at their fair market value at the time of the liquidation. If any assets are distributed to a Partner, rather than sold, the distribution shall be treated as a distribution equal to the fair market value of the asset at the time of the liquidation. In settling the accounts of the Partnership, the assets of the Partnership shall be used and distributed in the following order of priority:

(i)                                     To the payment of all debts and liabilities of the Partnership, other than any loan or advance that may have been made by any Partner to the Partnership, in the order of priority as provided by law;

(ii)                                  To the establishment of any reserve deemed necessary by the General Partners or the person winding up the affairs of the Partnership for any contingent liability or obligation of the Partnership;

(iii)                               To the payment of any loan to the Partnership by any Partner, without priority among such Partners;

(iv)                              To the Partners, ratably according to the credit balances in their respective Capital Accounts, in an amount equal to the aggregate credit balances in such Capital Accounts, taking into account the allocation of any income, gain or loss from the sale, exchange or other disposition as set forth in Section 5.2 (including a deemed sale, exchange or other disposition pursuant to this paragraph 11.2) of the Partnership’s assets.

(b)                                 Except as may be required by law with respect to third party creditors upon dissolution of the Partnership none of the Partners shall be liable to the Partnership or other Partners to pay or restore any deficit in its Capital Account, nor shall any such deficit be deemed an asset of the Partnership.

XII.

Miscellaneous Provisions

12.1                        Interpretation. All references herein to Articles and Sections refer to Articles and Sections of this Agreement. All Article and Section headings are for reference purposes only and shall not affect the interpretation of this Agreement.

12.2                        Entire Agreement. This Agreement constitutes the entire agreement among the parties. It supersedes any prior agreement or understandings among them, and it may be modified or amended only pursuant to a written amendment signed by each of the Partners.

12.3                        Governing Law. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware.

12.4                        Notices and Certificates. Any notices and certificates which shall be given in connection with the business of the Partnership shall be duly given if mailed, by certified or registered mail, postage prepaid:

(i)                                     If to the Partnership, to the principal office of the Partnership set forth in Section 1.2, or to such other address as the Managing General Partner shall notify the Partners in writing;

(ii)                                  If to the General Partners, to the respective addresses set forth in Section 1.3, or to such other address as a General Partner shall notify the Partnership and the Partners in writing; and

(iii)                               If to the Limited Partner, to the address set forth in Section 1.3 or to such other address as the Limited Partner shall notify the Partnership in writing.

12.5                        Separability. In case any one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and any other application thereof shall not in any way be affected or impaired thereby.

12.6                        Successors and Assigns. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their personal representatives, heirs, successors and permitted assigns.

12.7                        Affiliate Transactions. The Managing General Partner, on behalf of the Partnership, shall not enter into any transactions with an Affiliate of Beardsley, Badger I or Badger II without the written consent of EIF unless such transaction is on terms no less favorable to the Partnership than if the transaction had been negotiated in good faith on an arm’s length basis with a non-Affiliate of Beardsley, Badger I or Badger II.

12.8                        Covenant Regarding FERC Filings. The Partners hereby agree to use reasonable efforts and cooperate in good faith to file the necessary filings and certifications with the Federal Energy Regulatory Commission with the respect to the Transfer and to the proposed acquisition by EIF or an Affiliate thereof of an indirect interest in Juniper Generation, L.L.C., a Delaware limited liability company, as it relates to the Partnership.

12.9                        Sale of Badger I and Badger II Interests. The Partners hereby agree that, at any time after the date hereof, in the event of a sale by Badger I and Badger II to a non-utility third party of all their Interests in the Partnership, Badger I has the right to cause EIF to sell its Interests to such third party for a purchase price that is the lower of (i) a price equal to the price offered by such third party for the Interests of Badger I and Badger II multiplied by a fraction of which the numerator is the percentage interest of EIF in the Partnership and the denominator is the sum of the percentage interests of Badger I and Badger II in the Partnership, or (ii) an amount which would result in EIF having received a twelve percent (12%) pre-tax internal rate of return on its purchase of the Transferred Interest from the date of such purchase to the date of sale of such Transferred Interest, taking into account the purchase price paid by EIF for the Transferred Interest and all distributions and contributions made subsequent to the date hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

GENERAL PARTNERS:	BEARDSLEY POWER CORPORATION

/s/ Ingolf Hermann
Ingolf Hermann, President

BADGER POWER GENERATION I INC.

/s/ S. Thomas Wertz
S. Thomas Wertz, Vice President

LIMITED PARTNERS:	BADGER POWER GENERATION II INC.

/s/ S. Thomas Wertz
S. Thomas Wertz, Vice President

EIF BADGER POWER LLC

	By:	/s/ Mark D. Segel
	Name:	Mark D. Segel
	Title:	Secretary

EXHIBIT 1

General Partners	Interest

Beardsley Power Corporation	.5%

Badger Power Generation I Inc.	.5%

Limited Partners

Badger Power Generation II Inc.	97%

EIF Badger Power LLC	2%

Total:	100%